Exhibit (a)(6)

FOR IMMEDIATE RELEASE

Contacts:
Jennifer Tansey webMethods, Media Relations (703) 460-2554 jtansey@webMethods.com	Dave Spille webMethods, Investor Relations (703) 460-5972 dspille@webMethods.com

WEBMETHODS ANNOUNCES VOLUNTARY EMPLOYEE STOCK OPTION
EXCHANGE PROGRAM

FAIRFAX, Va., April 12, 2001 —webMethods Inc. (Nasdaq: WEBM), the leading provider of integration software solutions, today announced that its Board of Directors has approved a voluntary stock option exchange program for its employees.

Under the program, webMethods employees have the opportunity to cancel outstanding stock options granted on or before March 31, 2001, that have an exercise price of $40.00 or more, in exchange for a new option grant of an equal number of shares. The new options will be issued no earlier than six months and a day after the cancellation date but no later than December 31, 2001. The exercise price of the new options will be based on the fair market value of webMethods’ common stock at the time of grant.

“The outlook for integration software continues to be strong and our employees are a critical factor in our continued corporate success,” said Phillip Merrick, chairman and CEO of webMethods, Inc. “As webMethods has grown we have successfully fostered a corporate culture focused on execution and professional success. This program illustrates our commitment to attracting and retaining our most valuable resource—our employees.”

The exchange program is being structured to comply with FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation.” webMethods expects that there will be no accounting charges to the company as a result of the stock option exchange program.

About webMethods, Inc.

webMethods, Inc. (Nasdaq:WEBM) is the leading provider of integration software solutions for Global 2000 corporations, major B2B exchanges and leading software application vendors. The webMethods integration platform allows customers to achieve quantifiable R.O.I. by linking business processes, enterprise and legacy applications, databases and workflows both within and across enterprises. By deploying the webMethods integration platform, customers reduce costs, create new revenue opportunities, strengthen relationships with customers, substantially increase supply chain efficiencies and streamline internal business processes.

Founded in 1996, webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe and Asia Pacific. webMethods has more than 625 customers worldwide—from Global 2000 leaders such as Citibank, Dell, Eastman Chemical, The Ford Motor Company, Grainger, Motorola and Starbucks to major industry-backed exchanges like ForestExpress, eHITEX/Converge and PetroCosm. webMethods’ strategic partners include Ariba, Broadvision, Commerce One, Deloitte Consulting, EDS, i2 Technologies, J.D. Edwards, KPMG Consulting, Microsoft, Oracle Corp., SAP AG and Siebel Systems. More information about the company can be found at www.webMethods.com.

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webMethods is a registered trademark of webMethods, Inc. All other company and product names are property of their respective owners.

This press release contains various remarks about the future expectations, plans and prospects of webMethods that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. The actual results of webMethods may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those discussed in the Risk Factors section of webMethods’ recent Form 10-Q for the quarter ended September 30, 2000, as amended, which is on file with the Securities and Exchange Commission.